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SEC FILE NUMBER
8-65749

SEC Mail Processing

MAR 1 5 2024

Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Oaklins DP LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

90 Park Ave, 24th Floor
(No. and Street)

New York	NY	10016
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Reed Phillips	(212) 686-9700	r.phillips@dp.oaklins.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

WithumSmith+Brown, PC
(Name – if individual, state last, first, and middle name)

200 Jefferson Park	Whippany	NJ	07981
(Address)	(City)	(State)	(Zip Code)

10/8/2003	100
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Reed Phillips, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Oaklins DP LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Mohan D. Bulani
Notary Public, State of New York
Registration No. 01BU6266896
Qualified in New York County
Commission Expires August 06, 2024

Signature: [signature]

Title: Principal

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OAKLINS DP LLC

FINANCIAL STATEMENTS
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2023

(CONFIDENTIAL PURSUANT TO RULE 17A-5(e)(3))

OAKLINS DP LLC

CONTENTS

CONFIDENTIAL

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members of
Oaklins DP LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Oaklins DP LLC (the "Company") as of December 31, 2023, the related statements of operations, changes in members' equity and cash flows, for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information, the Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission and the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2014.

Whippany, New Jersey
February 28, 2024

OAKLINS DP LLC

STATEMENT OF FINANCIAL CONDITION

CONFIDENTIAL

December 31, 2023

ASSETS		
Cash	$	71,055
Prepaid expenses and other assets		4,799
	$	75,854
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Accrued expenses	$	17,160
Contract liabilities		25,000
		42,160
Members' equity		33,694
	$	75,854

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF OPERATIONS

CONFIDENTIAL

Year Ended December 31, 2023

Revenues	
Investment banking fees	$ 1,483,500
Expenses	
Commissions	308,400
Consulting	110,738
Guaranteed payments	404,288
Professional fees	51,836
Salary allocation	25,212
Taxes	68,060
Other expenses	14,548
Occupancy	1,080
	984,162
Net income	$ 499,338

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

CONFIDENTIAL

Year Ended December 31, 2023

Balance, beginning of year	$	42,299
Non-Cash Capital contributions		32,057
Capital withdrawals		(540,000)
Net income		499,338
Balance, end of year	$	33,694

See accompanying notes to financial statements.

OAKLINS DP LLC

STATEMENT OF CASH FLOWS

CONFIDENTIAL

Year Ended December 31, 2023

Cash flows from operating activities		
Net income	$	499,338
Adjustments to reconcile net income to net cash provided by operating activities:		
Expenses forgiven as deemed capital contributions by related party		32,057
Changes in operating assets and liabilities:		
Prepaid expenses and other assets		26,479
Accrued expenses		1,560
Contract liabilities		25,000
Net cash provided by operating activities		584,434
Cash flows used in financing activities		
Capital withdrawals		(540,000)
Net cash used in financing activities		(540,000)
Net increase in cash		44,434
Cash, beginning of year		26,621
Cash, end of year	$	71,055
Supplemental disclosure of non-cash investing and financing activities:		
Forgiveness of due to related party for deemed capital contribution	$	32,057

See accompanying notes to financial statements.

1. Nature of business

Oaklins DP LLC (the "Company"), which is located in New York City, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts as a private placement agent for debt and equity securities for clients who are involved in the media industry.

2. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 23, 2024. Subsequent events have been evaluated through this date.

Revenue Recognition

The Company recognizes revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606") which requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contracts, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. See Note 3 for further information on the Company's revenue from contracts with customers.

Income Taxes

The Company is a limited liability company and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. However, in 2021, NY State enacted the optional pass-through entity tax (PTET), an elective tax that allows eligible partnerships (including LLCs taxable as partnerships) to elect to be subject to the new tax, at rates equivalent to the current New York State personal income tax rates. The Company opted into this new tax and by making the annual election, will afford its owners a legal means to fully deduct their New York State income taxes. Direct partners, members, or shareholders will be entitled to a tax credit for their shares of the PTE tax paid that can be applied against their New York State income tax liabilities. For the year ended December 31, 2023, the Company paid $70,000 of estimated PTET during the year, $3,440 of which is expected to be refunded and recorded in the Prepaid expenses and other assets section on the Company statement of financial condition. The Company is subject to the New York City unincorporated business tax, of which $1,500 of such tax was incurred during the year ended December 31, 2023.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

Risk and Contingencies

The COVID-19 pandemic and economic uncertainty continue to be relevant in 2023. Measures taken by various governments to contain the virus have affected economic activity. The Company has taken measures to monitor and mitigate the effects of COVID-19, such as safety and health measures for our registered representatives (working from home), and securing Box.com, a cloud computing software to ensure business is not impacted.

At this stage, the impact on the business has been limited. As an M&A advisory firm, the Company has experienced a decrease in deal activity, but at the current moment, the Company is seeing an increase in activity in the industry and are in discussion with several new clients. Management continues to monitor the situation and will make any necessary adjustments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Allowance for Credit Losses

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments, including fees and other receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees and other receivables is not significant; accordingly, the Company has not provided an allowance for credit losses at December 31, 2023.

3. Revenue from contracts with customers

Investment Banking Revenues

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at a point in time based on a contractual rate for satisfying two performance obligations or until the contract is cancelled. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. The Company has identified two performance obligations in its contracts: delivery of the offering memorandum, buyer's list and teaser, and the closing date of the transaction whereby the contracted transaction prices are recognized in revenue. The Company records a contract liability for the unearned revenue when cash is received prior to the delivery of performance obligation.

Significant Judgments

Revenue from contracts with customers includes fees from investment banking services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Contract Assets and Liabilities

As of January 1, 2023, there were no outstanding receivables, or contract assets, or contract liabilities. The Company had $25,000 in outstanding contract liabilities from contracts with customers and no outstanding receivables or contract assets as of December 31, 2023.

The following table presents disaggregated revenue from investment banking services:

Revenue recognized for closing a transaction	$1,483,500
Total revenues from contracts with customers	$1,483,500

4. Concentration of credit risk

Revenues

For the year ended December 31, 2023, one customer accounted for 99% of revenue.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. These balances are federally insured up to $250,000 per depositor, per bank.

5. Net capital requirement

The Company, as a member of FINRA, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $28,895 which was $23,895 more than its minimum requirement of $5,000.

6. Exemption from Rule 15c3-3

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

7. Related party transactions

The Company is obligated under an expense sharing agreement, for office space and salary with a related party, through common ownership. Total rent and salary expense for the year ended December 31, 2023, was $1,080 and $25,212, respectively.

At December 31, 2023, the Company did not have a balance due to a related party for rent and shared salary under the above agreement.

Members of the company are eligible to participate in the Oaklins DeSilva & Phillips 401(k) Profit Sharing Plan ("the Plan"), a defined contribution plan sponsored by Oaklins DeSilva & Phillips LLC with Oaklins DP LLC listed as a participating employer. Members may contribute to the Plan up to the limits set by the United States Internal Revenue Service and contributions are 100% vested when made. The Company did not make a contribution to the Plan during the year ended December 31, 2023.

At their discretion, and primarily for the purpose of maintaining a prudent level of equity, members may forgive expenses due to a related party. Total expenses forgiven as deemed capital contributions by related party for the year ended December 31, 2023, was $32,057.

OAKLINS DP LLC

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

CONFIDENTIAL

December 31, 2023

Net capital		
Total members' equity		$ 33,694
Less nonallowable assets and deductions:		
Prepaid expenses		4,799
Net capital		$ 28,895
Aggregate indebtedness		$ 42,160
Computed minimum net capital required (6.67% of aggregate indebtedness)		$ 2,811
Minimum net capital required (under SEC Rule 15c3-1)		$ 5,000
Excess net capital ($28,895 - $5,000)		$ 23,895
Ratio of aggregate indebtedness to net capital	$ 42,160 / $ 28,895	1.5 to 1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Company's unaudited Form X-17A-5, Part II-A filing as of December 31, 2023.

OAKLINS DP LLC

SUPPLEMENTARY INFORMATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

CONFIDENTIAL

December 31, 2023

The Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff. Accordingly, there are no items to report under the requirements of this Rule.

withum
ADVISORY TAX AUDIT

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Management and Members
of Oaklins DP LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Oaklins DP LLC (the "Company") stated the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions and private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the statements referred to above. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions contemplated by footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions.

WithumSmith+Brown, PC

WithumSmith+Brown, PC

Whippany, New Jersey
February 28, 2024

OAKLINS DP LLC

EXEMPTION REPORT

CONFIDENTIAL

February 28, 2024

Oaklins DP LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to financial advisory services in connection with mergers, acquisitions and private placement of securities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Reed Phillips, affirm that, to the best knowledge and belief, this Exemption Report is true and correct.

Reed Phillips
Managing Member and Chief Compliance Officer